

January 13, 2022

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
5689 Condor Place
Mississauga, ON L5V 2J4, Canada

>   **Re: Un Monde International Ltd.**
>   **Amendment No. 3 to Registration Statement on Form 10-12G**
>   **Filed December 17, 2021**
>   **File No. 000-56328**

Dear Dr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G filed December 17, 2021

Introductory Comment, page ii

1. We note your response to comment number 1, as previously requested please disclose in Introductory Comment section your officers' and directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the Chinese government's oversight.

2. Please revise to clarify your statement "The revised Chinese regulations have not ruled on for our industry." Also revise the next paragraph, on page iii, to clarify that the company is not currently providing services or products. Revise throughout the Form 10 as appropriate.

3. We note your response to comment 4. We reissue the comment in its entirety. Provide a clear description of how cash will be transferred through the post-combination

organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

4.   We note your response to comment 5 and the revised disclosures. Please provide a description of how, if you decide to adopt a VIE structure, cash will be transferred through your organization, and a disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements.

5.   We note your response to comment 6. As previously requested, please disclose whether you are required to obtain any approvals to offer securities to foreign investors. Also disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

6.   We note the disclosure, on page v, regarding the potential lack of inspection by the PCAOB. Please revise your Introductory Comment section to address the Holding Foreign Companies Accountable Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company.

7.   We note your references to the possible use of the VIE structure. Your disclosure should note, if true, that the agreements have not been tested in a court of law. Please revise where appropriate.

Risk Factors, page 4

8.   We note your response to comment 7. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

9.   We note your response to comment 9. As previously requested, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also clearly indicate the Chinese government's significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination. Finally, revise your risk factor "Risks Related to the Regulatory Environment" to clearly address in detail the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

10.   We note your risk factors that "Our common stock is quoted on the OTC Markets …" and "Our stock trades below $5.00 per share.…" We also note your risk factors that "There is

presently no public market for our securities" and "Our stock is not traded…." Please revise your disclosure to clearly indicate whether there is a market for your common stock. Revise your Form 10 as appropriate including your "Market information" section on page 19.

Security Ownership of Certain Beneficial Owners and Management, page 15

11. Please revise your beneficial ownership table to identify the ultimate beneficial owners of Mitex Group, Ltd. and Reunite Investments Inc.

Directors and Executive Officers, page 16

12. Please revise the biographies of Ci Zhang, Bingqiang Xie, and Changjun Xue to clearly indicate the current positions held by them and the dates they started those positions. Please revise to clearly provide the disclosures required by Item 401 of Regulation S-K. Specifically address Item 401(e) of Regulation S-K along with dates for the noted positions held. Also clarify the association with One World along with the business it conducts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhonda Keaveney